Exhibit 99.7

VIEWCAST

2005 STOCK INCENTIVE PLAN

STOCK OPTION AGREEMENT

Name of Optionee:	David W. Brandenburg
Social Security Number:	XXX-XX-XXXX
Address:	401 North Point Road, Osprey, FL 34229

This Stock Option Agreement is intended to set forth the terms and conditions on which a Stock Option has been granted under the ViewCast 2005 Stock Incentive Plan. Set forth below are the specific terms and conditions applicable to this Stock Option. Attached as Exhibit A are its general terms and conditions.

Grant Date:	November 30, 2011

Class of Optioned Shares*	Common

No. of Optioned Shares*	25,000

Exercise Price Per Share*	$0.14

Option Type (ISO or NQSO)	Time based NQSO (subject to rules and regulations)

Vesting	100% will vest on 11/30/2012

Earliest Exercise Date*	11/30/2012

Option Expiration Date*	11/30/2018

*	Subject to adjustment as provided in the Plan and the General Terms and Conditions.

By signing where indicated below, ViewCast.com, Inc. (the “Company”) grants this Stock Option upon the specified terms and conditions, and the Optionee acknowledges receipt of this Stock Option Agreement, including Exhibit A, and agrees to observe and be bound by the terms and conditions set forth herein and acknowledges receipt of a copy of the ViewCast 2005 Stock Incentive Plan.

VIEWCAST.COM, INC.		OPTIONEE

By	/s/ Laurie L. Latham	/s/ David W. Brandenburg
Name: Laurie L. Latham
Title: CFO

Instructions: This page should be completed by or on behalf of the Board of Directors or its committee. Any blank space intentionally left blank should be crossed out. An option grant consists of a number of optioned shares with uniform terms and conditions. Where options are granted on the same date with varying terms and conditions (for example, varying exercise prices or earliest exercise dates), the options should be recorded as a series of grants each with its own uniform terms and conditions.